Exhibit 99.2
Consolidated income statements

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE		2022	2021	2022	2021
Operating revenues		3	5,861	5,698	11,711	11,404
Operating costs	3,	5	(3,271)	(3,222)	(6,537)	(6,499)
Severance, acquisition and other costs		6	(40)	(7)	(53)	(96)
Depreciation			(933)	(905)	(1,824)	(1,800)
Amortization			(266)	(248)	(526)	(486)
Finance costs
Interest expense			(269)	(268)	(529)	(535)
Net return (interest) on post-employment benefit plans		11	7	(5)	25	(10)
Impairment of assets		7	(106)	(164)	(108)	(167)
Other (expense) income		8	(97)	91	(4)	99
Income taxes			(232)	(236)	(567)	(489)
Net earnings			654	734	1,588	1,421

Net earnings attributable to:
Common shareholders			596	685	1,473	1,327
Preferred shareholders			35	32	69	64
Non-controlling interest			23	17	46	30
Net earnings			654	734	1,588	1,421

Net earnings per common share - basic and diluted		9	0.66	0.76	1.62	1.47

Weighted average number of common shares outstanding - basic (millions)			911.9	905.0	911.0	904.7

BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT    1

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2022	2021	2022	2021
Net earnings		654	734	1,588	1,421
Other comprehensive income, net of income taxes

Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $29 million and ($15) million for the three months ended June 30, 2022 and 2021, respectively, and ($26) million and ($39) million for the six months ended June 30, 2022 and 2021, respectively		(77)	39	71	104

Items that will not be reclassified to net earnings
Actuarial gains on post-employment benefit plans, net of income taxes of ($95) million and ($154) million for the three months ended June 30, 2022 and 2021, respectively, and ($330) million and ($574) million for the six months ended June 30, 2022 and 2021, respectively(1)	11	259	420	903	1,565
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($14) million and nil for the three months ended June 30, 2022 and 2021, respectively, and ($14) million and nil for the six months ended June 30, 2022 and 2021, respectively		(5)	3	(4)	—
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($7) million and $3 million for the three months ended June 30, 2022 and 2021, respectively and ($4) million and $5 million for the six months ended June 30, 2022 and 2021, respectively		19	(8)	11	(14)
Other comprehensive income		196	454	981	1,655
Total comprehensive income		850	1,188	2,569	3,076

Total comprehensive income attributable to:
Common shareholders		791	1,139	2,453	2,982
Preferred shareholders		35	32	69	64
Non-controlling interest		24	17	47	30
Total comprehensive income		850	1,188	2,569	3,076
(1)The discount rate used to value our post-employment benefit obligations at June 30, 2022 was 5.3% compared to 4.3% at March 31, 2022 and 3.2% at December 31, 2021. The discount rate used to value our post-employment benefit obligations at June 30, 2021 was 3.3% compared to 3.4% at March 31, 2021 and 2.6% at December 31, 2020.

2    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2022	DECEMBER 31, 2021
ASSETS
Current assets
Cash	2	596	289
Trade and other receivables		3,584	3,949
Inventory		565	482
Contract assets		373	414
Contract costs		594	507
Prepaid expenses		364	254
Other current assets	2	226	253
Assets held for sale	8	—	50
Total current assets		6,302	6,198
Non-current assets
Contract assets		237	251
Contract costs		366	387
Property, plant and equipment		28,157	28,235
Intangible assets		15,950	15,570
Deferred tax assets		107	105
Investments in associates and joint ventures		633	668
Post-employment benefit assets	11	4,247	3,472
Other non-current assets		1,307	1,306
Goodwill	4	10,724	10,572
Total non-current assets		61,728	60,566
Total assets		68,030	66,764
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,248	4,455
Contract liabilities		785	799
Interest payable		253	247
Dividends payable		855	811
Current tax liabilities		299	141
Debt due within one year	10	3,309	2,625
Liabilities held for sale	8	—	35
Total current liabilities		9,749	9,113
Non-current liabilities
Contract liabilities		239	246
Long-term debt	10	27,007	27,048
Deferred tax liabilities		5,120	4,679
Post-employment benefit obligations	11	1,266	1,734
Other non-current liabilities		884	1,003
Total non-current liabilities		34,516	34,710
Total liabilities		44,265	43,823
Commitments	15
EQUITY
Equity attributable to BCE shareholders
Preferred shares	13	3,885	4,003
Common shares		20,837	20,662
Contributed surplus	13	1,151	1,157
Accumulated other comprehensive income		273	213
Deficit		(2,709)	(3,400)
Total equity attributable to BCE shareholders		23,437	22,635
Non-controlling interest		328	306
Total equity		23,765	22,941
Total liabilities and equity		68,030	66,764
BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT    3

Consolidated statements of changes in equity

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2022 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE INCOME	DEFICIT	TOTAL	NON-CONTROL-LING INTEREST	TOTAL EQUITY
Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941
Net earnings		—	—	—	—	1,542	1,542	46	1,588
Other comprehensive income		—	—	—	78	902	980	1	981
Total comprehensive income		—	—	—	78	2,444	2,522	47	2,569
Common shares issued under employee stock option plan		—	175	(7)	—	—	168	—	168
Other share-based compensation		—	—	(2)	—	(25)	(27)	—	(27)
Repurchase of preferred shares	13	(118)	—	3	—	—	(115)	—	(115)
Dividends declared on BCE common and preferred shares		—	—	—	—	(1,747)	(1,747)	—	(1,747)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(25)	(25)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	1	—	1	—	1
Other		—	—	—	(19)	19	—	—	—
Balance at June 30, 2022		3,885	20,837	1,151	273	(2,709)	23,437	328	23,765

	ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2021 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE INCOME	DEFICIT	TOTAL	NON-CONTROL-LING INTEREST	TOTAL EQUITY
Balance at December 31, 2020	4,003	20,390	1,174	103	(4,681)	20,989	340	21,329
Net earnings	—	—	—	—	1,391	1,391	30	1,421
Other comprehensive income	—	—	—	91	1,564	1,655	—	1,655
Total comprehensive income	—	—	—	91	2,955	3,046	30	3,076
Common shares issued under employee stock option plan	—	77	(3)	—	—	74	—	74
Other share-based compensation	—	—	(15)	—	(27)	(42)	—	(42)
Dividends declared on BCE common and preferred shares	—	—	—	—	(1,648)	(1,648)	—	(1,648)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(29)	(29)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	10	—	10	—	10
Other	—	—	—	—	—	—	(1)	(1)
Balance at June 30, 2021	4,003	20,467	1,156	204	(3,401)	22,429	340	22,769
4    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of cash flows

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2022	2021	2022	2021
Cash flows from operating activities
Net earnings		654	734	1,588	1,421
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	40	7	53	96
Depreciation and amortization		1,199	1,153	2,350	2,286
Post-employment benefit plans cost	11	52	68	103	147
Net interest expense		265	263	523	526
Impairment of assets	7	106	164	108	167
Gains on investments	8	(16)	—	(53)	—
Income taxes		232	236	567	489
Contributions to post-employment benefit plans		(35)	(70)	(114)	(149)
Payments under other post-employment benefit plans		(15)	(16)	(30)	(31)
Severance and other costs paid		(30)	(79)	(58)	(122)
Interest paid		(196)	(230)	(569)	(536)
Income taxes paid (net of refunds)		(143)	(95)	(259)	(204)
Acquisition and other costs paid		(3)	(2)	(6)	(6)
Change in contract assets		23	102	55	246
Change in wireless device financing plan receivables		68	(61)	127	(152)
Net change in operating assets and liabilities		396	325	(72)	313
Cash flows from operating activities		2,597	2,499	4,313	4,491
Cash flows used in investing activities
Capital expenditures	2	(1,219)	(1,210)	(2,178)	(2,222)
Business acquisitions	4	—	(11)	(139)	(11)
Business dispositions	8	2	—	54	—
Other investing activities		27	(17)	17	(38)
Cash flows used in investing activities		(1,190)	(1,238)	(2,246)	(2,271)
Cash flows used in financing activities
Increase (decrease) in notes payable		187	311	656	(46)
Decrease in securitized trade receivables		—	—	—	(13)
Issue of long-term debt	10	—	500	945	3,415
Repayment of long-term debt	10	(245)	(2,041)	(1,503)	(2,267)
Issue of common shares		7	63	168	73
Purchase of shares for settlement of share-based payments		(51)	(71)	(157)	(162)
Repurchase of preferred shares	13	—	—	(115)	—
Cash dividends paid on common shares		(839)	(791)	(1,634)	(1,544)
Cash dividends paid on preferred shares		(34)	(31)	(67)	(62)
Cash dividends paid by subsidiaries to non-controlling interest		(14)	(15)	(25)	(28)
Other financing activities	2	—	(44)	(28)	36
Cash flows used in financing activities		(989)	(2,119)	(1,760)	(598)
Net increase (decrease) in cash		418	(158)	307	1,622
Cash at beginning of period		178	2,004	289	224
Cash at end of period		596	1,846	596	1,846
Net decrease in cash equivalents		—	(700)	—	—
Cash equivalents at beginning of period		—	700	—	—
Cash equivalents at end of period		—	—	—	—

BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT    5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2021 annual consolidated financial statements, approved by BCE’s board of directors on March 3, 2022.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1	Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.
6    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

Note 2	Basis of presentation and significant accounting policies
These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on August 3, 2022. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2021, except as noted below.

These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.

Adoption of amended accounting standards
As required, we adopted the following amendments and clarifications to accounting standards issued by the IASB.

STANDARD	DESCRIPTION	IMPACT
Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments were adopted effective January 1, 2022 and did not have a significant impact on our financial statements.
IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)
In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. The application of this agenda decision resulted in the following:
•an increase in Cash of $82 million with a corresponding decrease in Other current assets in the statement of financial position as at December 31, 2021
•an increase in Capital expenditures of ($3) million for the three and six months ended June 30, 2021, and ($15) million for the year ended December 31, 2021 in the statements of cash flows
•an increase in Other financing activities of nil and $97 million for the three and six months ended June 30, 2021 and $97 million for the year ended December 31, 2021 in the statement of cash flows.
•no impact in the statement of financial position as at January 1, 2021 as the funding was received in Q1 2021.

Future changes to accounting standards
The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Disclosure of Accounting Policies - Amendments to IAS 1 - Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT    7

Note 3	Segmented information
Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended June 30, 2022 and 2021.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2022	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		1,692	2,808	733	—	5,233
Inter-segment service revenues		11	101	88	(200)	—
Operating service revenues		1,703	2,909	821	(200)	5,233
External product revenues		542	86	—	—	628
Inter-segment product revenues		1	—	—	(1)	—
Operating product revenues		543	86	—	(1)	628
Total external revenues		2,234	2,894	733	—	5,861
Total inter-segment revenues		12	101	88	(201)	—
Total operating revenues		2,246	2,995	821	(201)	5,861
Operating costs	5	(1,197)	(1,680)	(595)	201	(3,271)
Adjusted EBITDA (1)		1,049	1,315	226	—	2,590
Severance, acquisition and other costs	6					(40)
Depreciation and amortization						(1,199)
Finance costs
Interest expense						(269)
Net return on post-employment benefit plans	11					7
Impairment of assets	7					(106)
Other expense	8					(97)
Income taxes						(232)
Net earnings						654
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
8    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		1,569	2,805	666	—	5,040
Inter-segment service revenues		11	86	89	(186)	—
Operating service revenues		1,580	2,891	755	(186)	5,040
External product revenues		546	112	—	—	658
Inter-segment product revenues		2	—	—	(2)	—
Operating product revenues		548	112	—	(2)	658
Total external revenues		2,115	2,917	666	—	5,698
Total inter-segment revenues		13	86	89	(188)	—
Total operating revenues		2,128	3,003	755	(188)	5,698
Operating costs	5	(1,159)	(1,710)	(541)	188	(3,222)
Adjusted EBITDA (1)		969	1,293	214	—	2,476
Severance, acquisition and other costs	6					(7)
Depreciation and amortization						(1,153)
Finance costs
Interest expense						(268)
Net interest on post-employment benefit plans	11					(5)
Impairment of assets	7					(164)
Other income	8					91
Income taxes						(236)
Net earnings						734
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
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The following tables present financial information by segment for the six month periods ended June 30, 2022 and 2021.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2022	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		3,327	5,609	1,474	—	10,410
Inter-segment service revenues		22	203	172	(397)	—
Operating service revenues		3,349	5,812	1,646	(397)	10,410
External product revenues		1,105	196	—	—	1,301
Inter-segment product revenues		2	—	—	(2)	—
Operating product revenues		1,107	196	—	(2)	1,301
Total external revenues		4,432	5,805	1,474	—	11,711
Total inter-segment revenues		24	203	172	(399)	—
Total operating revenues		4,456	6,008	1,646	(399)	11,711
Operating costs	5	(2,398)	(3,326)	(1,212)	399	(6,537)
Adjusted EBITDA (1)		2,058	2,682	434	—	5,174
Severance, acquisition and other costs	6					(53)
Depreciation and amortization						(2,350)
Finance costs
Interest expense						(529)
Net return on post-employment benefit plans	11					25
Impairment of assets	7					(108)
Other expense	8					(4)
Income taxes						(567)
Net earnings						1,588
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		3,072	5,647	1,289	—	10,008
Inter-segment service revenues		22	171	179	(372)	—
Operating service revenues		3,094	5,818	1,468	(372)	10,008
External product revenues		1,130	266	—	—	1,396
Inter-segment product revenues		4	—	—	(4)	—
Operating product revenues		1,134	266	—	(4)	1,396
Total external revenues		4,202	5,913	1,289	—	11,404
Total inter-segment revenues		26	171	179	(376)	—
Total operating revenues		4,228	6,084	1,468	(376)	11,404
Operating costs	5	(2,336)	(3,428)	(1,111)	376	(6,499)
Adjusted EBITDA (1)		1,892	2,656	357	—	4,905
Severance, acquisition and other costs	6					(96)
Depreciation and amortization						(2,286)
Finance costs
Interest expense						(535)
Net interest on post-employment benefit plans	11					(10)
Impairment of assets	7					(167)
Other income	8					99
Income taxes						(489)
Net earnings						1,421
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
10    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

Revenues by services and products

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2022	2021	2022	2021
Services(1)
Wireless	1,692	1,569	3,327	3,072
Wireline data	1,974	1,944	3,927	3,909
Wireline voice	756	794	1,527	1,597
Media	733	666	1,474	1,289
Other wireline services	78	67	155	141
Total services	5,233	5,040	10,410	10,008
Products(2)
Wireless	542	546	1,105	1,130
Wireline data	73	101	172	245
Wireline equipment and other	13	11	24	21
Total products	628	658	1,301	1,396
Total operating revenues	5,861	5,698	11,711	11,404
(1) Our service revenues are generally recognized over time.
(2) Our product revenues are generally recognized at a point in time.

Note 4	Business acquisition

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and television services to consumers and businesses in Québec and parts of Ontario for a total cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell's residential and small business customers. The results of the acquired companies are included in our Bell Wireline segment.

The allocation of the purchase price includes provisional estimates and has been primarily allocated to goodwill. Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes.

Operating revenues of $18 million from EBOX are included in the consolidated income statements from the date of acquisition. The transaction did not have a significant impact on our net earnings for the six months ended June 30, 2022.

BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT        11

Note 5	Operating costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2022	2021	2022	2021
Labour costs
Wages, salaries and related taxes and benefits (1)		(1,085)	(1,071)	(2,125)	(2,104)
Post-employment benefit plans service cost (net of capitalized amounts)	11	(59)	(63)	(128)	(137)
Other labour costs (1) (2)		(247)	(258)	(484)	(504)
Less:
Capitalized labour		283	270	543	525
Total labour costs		(1,108)	(1,122)	(2,194)	(2,220)
Cost of revenues (1) (3)		(1,694)	(1,663)	(3,422)	(3,403)
Other operating costs (1) (4)		(469)	(437)	(921)	(876)
Total operating costs		(3,271)	(3,222)	(6,537)	(6,499)
(1)We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.
(2)Other labour costs include contractor and outsourcing costs.
(3)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6	Severance, acquisition and other costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2022	2021	2022	2021
Severance	(38)	(7)	(56)	(104)
Acquisition and other	(2)	—	3	8
Total severance, acquisition and other costs	(40)	(7)	(53)	(96)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

12    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

Note 7	Impairment of assets
2022

During the second quarter of 2022, we recorded an impairment charge of $106 million on right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

Impairment charges for the three and six months ended June 30, 2021 of $164 million and $167 million, respectively, related primarily to $163 million of charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0)% as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

Note 8	Other (expense) income

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2022	2021	2022	2021
Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans		(81)	100	(6)	160
Equity (losses) gains from investments in associates and joint ventures
Loss on investment		(42)	(14)	(42)	(14)
Operations		12	(2)	3	(15)
Gains on investments		16	—	53	—
Gains (losses) on retirements and disposals of property, plant and equipment and intangible assets		2	(3)	(4)	(8)
Early debt redemption costs	10	—	—	(18)	(53)
Other		(4)	10	10	29
Total other (expense) income		(97)	91	(4)	99
BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT    13

Equity (loss) gain from investments in associates and joint ventures
We recorded a loss on investment of $42 million for the three and six months ended June 30, 2022 and a loss on investment of $14 million for the three and six months ended June 30, 2021, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Gains on investments
In Q2 2022, we recorded a gain on investment of $14 million for the three and six months ended June 30, 2022, related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.
On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch). We recorded cash proceeds of $54 million and a gain on sale of $39 million (before tax expense of $2 million).
Our results for the three months ended June 30, 2021 included Createch revenue of $17 million and net earnings of $1 million. Our results for the six months ended June 30, 2022 and 2021 included Createch revenue of $10 million and $34 million and net earnings of nil and $1 million respectively.

Note 9	Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2022	2021	2022	2021
Net earnings attributable to common shareholders - basic	596	685	1,473	1,327
Dividends declared per common share (in dollars)	0.9200	0.8750	1.8400	1.7500

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	911.9	905.0	911.0	904.7
Assumed exercise of stock options (1)	0.9	0.3	0.8	0.1

Weighted average number of common shares outstanding - diluted (in millions)	912.8	905.3	911.8	904.8
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was nil for the second quarter and the first half of 2022, compared to 3,337,131 for the second quarter of 2021 and 10,458,921 for the first half of 2021.

Note 10	Debt

On February 11, 2022, Bell Canada issued, under its 2016 trust indenture, 3.65% Series US-7 Notes, with a principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), which mature on August 15, 2052. The Series US-7 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 12, Financial assets and liabilities, for additional details.

The Series US-7 Notes are fully and unconditionally guaranteed by BCE.

14    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

On March 16, 2022, Bell Canada redeemed, prior to maturity, its 3.35% Series M-26 medium-term note (MTN) debentures, having an outstanding principal amount of $1 billion, which were due on March 22, 2023. As a result, in Q1 2022, we recognized early debt redemption charges of $18 million, which were recorded in Other (expense) income in the consolidated income statement.

Securitization program
Subsequent to quarter end, we entered into a new securitization program which replaces our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion to $2.3 billion.

Similar to the previous program, the securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders' interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests. The lenders have no further claim on our other assets if customers do not pay the amounts owed.

Additionally, subsequent to quarter end, our loans secured by receivables increased from $900 million at June 30, 2022 to $1.6 billion based on a total receivable balance collateralized under the program of $3.2 billion.

Note 11	Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2022	2021	2022	2021
DB pension	(49)	(56)	(97)	(111)
DC pension	(26)	(26)	(64)	(62)
OPEBs	—	—	—	(1)
Less:
Capitalized benefit plans cost	16	19	33	37
Total post-employment benefit plans service cost	(59)	(63)	(128)	(137)
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING INCOME (COST)

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2022	2021	2022	2021
DB pension	16	2	42	5
OPEBs	(9)	(7)	(17)	(15)
Total net return (interest) on post-employment benefit plans	7	(5)	25	(10)

BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT        15

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS
The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)		TOTAL
FOR THE PERIOD ENDED	JUNE 30, 2022	DECEMBER 31, 2021	JUNE 30, 2022	DECEMBER 31, 2021	JUNE 30, 2022	DECEMBER 31, 2021	JUNE 30, 2022	DECEMBER 31, 2021
Present value of post- employment benefit obligations	(18,016)	(23,872)	(1,430)	(1,840)	(223)	(289)	(19,669)	(26,001)
Fair value of plan assets	23,460	27,979	407	412	—	—	23,867	28,391
Plan surplus (deficit)	5,444	4,107	(1,023)	(1,428)	(223)	(289)	4,198	2,390
Effect of asset limit	(1,217)	(652)	—	—	—	—	(1,217)	(652)
Post-employment benefit asset (liability)	4,227	3,455	(1,023)	(1,428)	(223)	(289)	2,981	1,738
(1)The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q2 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income of $354 million due to a decrease in the present value of our post-employment benefit obligations of $2,672 million as a result of an increase in the discount rate to 5.3% at June 30, 2022, compared to 4.3% at March 31, 2022, partly offset by a decrease in the fair value of plan assets of $2,092 million as a result of a loss on plan assets of 7.2% and an increase in the effect of the asset limit of $226 million.
During the first half of 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income of $1,233 million due to a decrease in the present value of our post-employment benefit obligations of $6,112 million as a result of an increase in the discount rate to 5.3% at June 30, 2022, compared to 3.2% at December 31, 2021, partly offset by a decrease in the fair value of plan assets of $4,314 million as a result of a loss on plan assets of 13.8% and an increase in the effect of the asset limit of $565 million.

Note 12	Financial assets and liabilities
FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			JUNE 30, 2022		DECEMBER 31, 2021

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	56	56	66	67

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,734	22,072	23,729	26,354

16    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2022
Publicly-traded and privately-held investments (3)	Other non-current assets	175	14	—	161
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	365	—	365	—
Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability(4)	Trade payables and other liabilities	(149)	—	—	(149)
Other	Other non-current assets and liabilities	124	—	173	(49)
December 31, 2021
Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	—	159
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	—	279	—
MLSE financial liability(4)	Trade payables and other liabilities	(149)	—	—	(149)
Other	Other non-current assets and liabilities	122	—	185	(63)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income in the statements of comprehensive income and are reclassified from Accumulated other comprehensive income to Deficit in the statements of financial position when realized.
(4)Represents BCE’s obligation to repurchase the BCE Master Trust Fund's (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements.

MARKET RISK
CURRENCY EXPOSURES
We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.
In Q1 2022, we entered into cross currency interest rate swaps with a total notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our US-7 Notes maturing in 2052. See Note 10, Debt, for additional details.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $13 million (loss of $21 million) recognized in net earnings at June 30, 2022 and a gain of $138 million (loss of $119 million) recognized in Other comprehensive income at June 30, 2022, with all other variables held constant.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $6 million recognized in Other comprehensive income at June 30, 2022, with all other variables held constant.

BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT    17

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2022.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	1,095	CAD	1,390	2022	Commercial paper
Cash flow	USD	291	CAD	370	2022	Anticipated purchases
Cash flow	PHP	1,174	CAD	28	2022	Anticipated purchases
Cash flow	PHP	2,147	CAD	50	2023	Anticipated purchases
Cash flow	USD	611	CAD	752	2023	Anticipated purchases
Cash flow	USD	254	CAD	317	2024	Anticipated purchases
Cash flow - call options	USD	100	CAD	129	2022	Anticipated purchases
Cash flow - put options	USD	100	CAD	127	2022	Anticipated purchases
Economic	USD	12	CAD	15	2022	Anticipated purchases
Economic - put options	USD	120	CAD	147	2022	Anticipated purchases
Economic - call options	USD	75	CAD	89	2022	Anticipated purchases
Economic - call options	CAD	95	USD	75	2022	Anticipated purchases
Economic - options (1)	USD	90	CAD	109	2022	Anticipated purchases
Economic - options (1)	USD	169	CAD	205	2023	Anticipated purchases
Economic - call options	USD	120	CAD	146	2024	Anticipated purchases
(1) Foreign currency options with a leverage provision and a profit cap limitation.
INTEREST RATE EXPOSURES
In Q2 2022, we sold interest rate swaptions maturing in Q3 2022 with a notional amount of $750 million for $6 million. These interest rate swaptions hedge economically the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaptions at June 30, 2022 was a liability of $9 million recognized in Trade payables and other liabilities.
In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $540 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at June 30, 2022 was a liability of $8 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at June 30, 2022 and December 31, 2021 was nil and a liability of $2 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $1 million and $2 million for the three and six months ended June 30, 2022, respectively, relating to these leveraged interest rate options is recognized in Other (expense) income in the income statements.
A 1% increase (decrease) in interest rates would result in a loss of $40 million and a (gain of $28 million) recognized in net earnings at June 30, 2022, with all other variables held constant.
A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $7 million recognized in net earnings at June 30, 2022, with all other variables held constant.
EQUITY PRICE EXPOSURES
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2022 and December 31, 2021 was a net asset of $16 million and $130 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A loss of $81 million and $6 million for the three and six months ended June 30, 2022, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $35 million recognized in net earnings at June 30, 2022, with all other variables held constant.
18    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT

Note 13	Share capital
Redemption of Series AO Preferred Shares
On March 31, 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.

Note 14	Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2022	2021	2022	2021
Employee savings plan	(6)	(8)	(14)	(16)
Restricted share units (RSUs) and performance share units (PSUs)	(21)	(13)	(46)	(33)
Other (1)	(2)	(1)	(3)	(3)
Total share-based payments	(29)	(22)	(63)	(52)
(1) Includes deferred share units and stock options.
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended June 30, 2022.

RSUs/PSUs

NUMBER OF RSUs/PSUs
Outstanding, January 1, 2022	3,085,667
Granted	1,005,712
Dividends credited	79,276
Settled	(1,031,426)
Forfeited	(52,717)
Outstanding, June 30, 2022	3,086,512

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2022	10,778,724	60
Exercised(1)	(2,910,716)	58
Forfeited or expired	(23,624)	65
Outstanding, June 30, 2022	7,844,384	61
Exercisable, June 30, 2022	4,581,464	58
(1)The weighted average market share price for options exercised during the six months ended June 30, 2022 was $69.
BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT    19

Note 15	Commitments
The following table is a summary of our contractual obligations at June 30, 2022 that are due in 2022 and in each of the next four years and thereafter.

	2022	2023	2024	2025	2026	THERE- AFTER	TOTAL
Commitments for property, plant and equipment and intangible assets	826	1,377	775	559	388	1,060	4,985
Purchase obligations	318	497	385	338	399	390	2,327
Leases committed not yet commenced	7	3	6	—	—	—	16
Total	1,151	1,877	1,166	897	787	1,450	7,328
Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.
Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces, fibre use and real estate. These leases are non-cancellable.

Subsequent to quarter end, our commitments for purchase obligations increased by approximately $1.3 billion, which are payable $28 million in 2022, $55 million in 2023, $54 million in 2024, $91 million in 2025, $164 million in 2026 and $908 million thereafter.

Note 16	COVID-19
During the second quarter of 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and easing of government restrictions during the quarter. However, due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods, including, among others, as a result of global supply chain challenges adversely affecting our wireless and wireline product revenues.
20    BCE Inc.    2022 SECOND QUARTER SHAREHOLDER REPORT